Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular in millions except ratios)

	Six Months Ended June 30, 2006	Twelve Months Ended December 31,
		2005	2004	2003	2002	2001
Earnings before income taxes	$1,089.5	$2,318.3	$2,244.2	$1,956.2	$1,671.7	$1,056.8
Add:
Distributions from affiliated companies	5.9	44.5	16.3	36.0	35.6	54.3
Interest expense, and amortization of debt discount on indebtness	223.8	23.0	24.2	23.2	40.9	39.2
Capitalized interest amortized	—	—	—	—	—	—
1/3 of rental expense	32.0	46.9	32.7	29.6	28.5	23.3
Total Earnings	$1,351.2	$2,432.7	$2,317.4	$2,045.0	$1,776.7	$1,173.6
Fixed charges:
Interest expense, and amortization of debt discount on indebtness	$223.8	$23.0	$24.2	$23.2	$40.9	$39.2
1/3 of rental expense	32.0	46.9	32.7	29.6	28.5	23.3
Total fixed charges	$255.8	$69.9	$56.9	$52.8	$69.4	$62.5
Preferred Stock dividend requirements	—	—	—	—	—	—
Total fixed charges and Preferred Stock dividend requirements	$255.8	$69.9	$56.9	$52.8	$69.4	$62.5
Ratio of earnings to fixed charges	5.3x	34.8x	40.7x	38.7x	25.6x	18.8x
Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	5.3x	34.8x	40.7x	38.7x	25.6x	18.8x